Exhibit 6.6

Offer of Employment

Pacaso

10.15.20

Joe Maehler

jnmaehler@gmail.com

RE: Offer of Employment, Chief Acquisitions Officer

Dear Joe,

On behalf of Pacaso (“Pacaso” or “Company”), it is my pleasure to offer you the full-time exempt position of Chief Acquisitions Officer.

Responsibilities

This position reports to the CEO is responsible for acquisitions and capital markets but likely also property management and legal (until we have a GC), further defined in EXHIBIT A.

Compensation and Benefits	12.3.20

Your annualized salary will be $250,000 and will be payable semi-monthly in accordance with the Company’s standard payroll practices. Your proposed employment Start Date is 11.02.2020 but if another date is preferred, the Company will work with you collaboratively to identify a mutually agreeable date. There is no specific limit to vacation days and can be used at the employee’s discretion. Employee is expected to use best judgment when vacation planning, and excessive vacation time should generally only occur when employee’s results are exceeding expectations. Because vacation time is not accrued, vacation time will not be paid at the end of employment. You will be eligible to participate in the company benefit plans, including health, vision, dental, CPOP and 401k.

Travel and Expenses

The company will pay all reasonable travel and entertainment expenses, in accordance with the Pacaso expense policy. You will submit an expense report on a monthly basis.

Stock

You will receive an equity grant of 150,000 shares. Near your 4-year anniversary with the company, you will be eligible to receive a second stock grant. Details outlined in EXHIBIT B.

At-Will Employment

Your employment with Pacaso will be at-will, which means that either you or the Company can terminate the employment relationship at any time, with or without notice or reason. As such, the Company may modify job titles, duties, salaries and benefits from time to time as it deems necessary. The Company reserves the right to re-evaluate its employment relationship with Employee at any time and at regular intervals.

Conditions

This offer of employment is contingent upon your execution of a Non-Disclosure, NonSolicitation and Non-Competition Agreement and verification of your lawful employment status as required by the Immigration Reform and Control Act of 1986.

Acceptance of Employment

Please sign and return this letter at your earliest convenience.

Sincerely,

Austin Allison, CEO

Company Signature	Date

Employee Acknowledgment

I have reviewed the above information and accept employment in the position and under the terms and conditions as set forth above.

Employee Signature	Date

EXHIBIT A

Responsibilities

●	Work collaboratively with CRO to define the buy box for Pacaso homes and create strategies to enter Pacaso markets.
●	Source and acquire Pacaso homes proactively and efficiently to deliver on the business goals and objectives. Also, cultivate sourcing relationships with developers and flippers.
●	The scope of acquisitions shall include everything from sourcing to closing. This includes: pricing, transactions, diligence, inspections, repairs, furnishings, activation, etc.
●	Perform analyses and diligence on homes, geographies and other relevant factors.
●	Create internal systems to manage and monitor the acquisition process. This includes monitoring portfolio aging to manage risk through pricing adjustments and dispositions.
●	Build a world-class pricing process and team that is data driven and predictable to underwrite homes and inform other related acquisition and disposition decisions.
●	When the time is right, build a broader acquisitions team to support a faster growth rate and new geographies (ex. Europe).
●	Maintain awareness of economic trends and competitive insights related to the real estate marketplace at large and to a greater extend in Pacaso markets.
●	Manage Financial Partner and Capital Markets relationships for Pacaso to ensure that we remain compliant and not at risk of breaching covenants.
●	Proactively manage risk related to our debt relationships and regularly work towards lowering Pacaso’s cost of capital, in partnership with the CEO.
●	Until Pacaso hires a General Counsel, Legal Counsel will report into this position and you will manage legal transactions, diligence and other transactional/routine legal matters.
●	Property Management will most likely report into this position as well, although this is to be discussed at greater length during the first 30 days.
●	Property Management oversight will include overall responsibility for our third-party property management affiliates, monitoring KPIs related to home operating costs and owner experience, ensuring legal compliance under state and city jurisdictions, and collaborating with Product, Engineering & Finance to maintain best in class systems.

EXHIBIT B

Stock Options

You will have the opportunity to participate in equity ownership via stock. The terms will be defined in a separate Stock Agreement. Your stock option grant will vest according to the following vesting schedule:

●	1/4 shares exactly 365 days from your first day of employment.

●	1/36th of the remaining shares will vest per month for 36 months thereafter.

The eligibility of these shares will be defined in a separate Stock Option Award Agreement.